UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Vicor Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	0-18277	04-2742817
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

25 Frontage Road, Andover, Massachusetts		01810
(Address of Principal Executive Offices)		(Zip Code)

James A. Simms Vice President, Chief Financial Officer		(978) 470-2900

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Vicor Corporation evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (“3TG”). Based on surveys of our suppliers and other inquiry, we determined that some of the 3TG in these products may have originated from the Democratic Republic of the Congo or an adjoining country. As a result, we have prepared and filed a Conflict Minerals Report. A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.vicorpower.com under “About Vicor”.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2—Exhibits

Item 2.01 Exhibits

Exhibit 1.01—Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VICOR CORPORATION

By	/s/ James A. Simms	May 26, 2016
	James A. Simms Vice President, Chief Financial Officer	(Date)

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